File No. 812-14514

As filed with the Securities and Exchange Commission on November 25, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

TÜRKIYE SINAI KALKINMA BANKASI A.Ş.

Meclısı Mebusan Cad.

No. 81 Fındıklı 34427

İstanbul

Turkey

AMENDMENT NO. 1 TO

APPLICATION FOR AN ORDER PURSUANT

TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING

APPLICANT FROM ALL PROVISIONS OF THAT ACT

Written or oral communications regarding this

Application should be addressed to:

Marc Ponchione

Allen & Overy LLP

11th Floor, 1101 New York Ave. NW

Washington, D.C. 20005

+1 202 683 3882 (phone)

+1 202 683 3999 (fax)

marc.ponchione@allenovery.com (e-mail)

This document consists of 22 pages.

i

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

	x	Amendment No. 1 to Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 Exempting Applicant from all Provisions of that Act.
In the Matter of	:

TÜRKIYE SINAI KALKINMA BANKASI A.Ş.	:
	x	File No. 812-14514

I.	EXECUTIVE SUMMARY

Türkiye Sınai Kalkınma Bankası A.Ş., a banking institution organized as a public joint stock company of unlimited duration under the laws of the Republic of Turkey (“Turkey”) (“Applicant,” and together with its consolidated financial subsidiaries, the “Group”), hereby requests an order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 exempting Applicant from all of the provisions of the 1940 Act and the rules and regulations thereunder.

Applicant is organized as a “Development and Investment Bank” in accordance with the Turkish Banking Law, No. 5411 (the “Banking Law”). As detailed below, Applicant is the functional equivalent of a Turkish commercial bank in all respects, with the exception of its incapacity under Turkish law to accept deposits. As of December 31, 2014, the Group had total assets of TL16.2 billion,4 of which loans and leasing receivables net of allowance for possible losses accounted for 67.0% and the Group’s securities portfolio for 21.6%.5 As discussed in Section VI.A (“Applicable Law & Legal Analysis—Section 3(a)(1)(C) of the 1940 Act”), such loans and securities could colorably be construed as “investment

[1]	15 U.S.C. § 80a-1 et seq.
[4]	Unless otherwise indicated, references to “Turkish lira” or “TL” are references to the currency of the Republic of Turkey; references to “US$,” “$,” “U.S. dollars,” or “dollars” are to the currency of the United States of America; and references to “euros” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty on the Functioning of the European Union, as amended.
[5]	The Group maintains its books and prepares its statutory financial statements in Turkish lira in accordance with the prevailing accounting principles and standards set forth in Articles 37 and 38 of the Banking Law and other regulations, circulars, communiqués, and pronouncements with respect to accounting and financial reporting and pronouncements made by the BRSA (as defined in Section II.A (“Legal Status of Applicant—Background”)). Unless otherwise indicated, financial information presented in this Application is based upon and extracted from the Group’s audited consolidated annual financial statements as of and for the relevant fiscal years ended December 31 without material adjustment. The Group’s consolidated financial statements include only financial subsidiaries, whereas other equity participations are reflected on the Group’s consolidated balance sheet on a historical cost basis. Certain figures included in this Application have been subject to rounding adjustments; accordingly, figures shown for the same category presented in multiple tables may vary slightly, and figures shown as totals in certain tables may not be an accurate arithmetic aggregation of the figures preceding them. The Applicant also prepares financial statements in accordance with International Financial Reporting Standards (“IFRS”). The figures and percentages set forth in this outline do not diverge materially when stated in accordance with either BRSA standards or IFRS.

securities” within the meaning of Section 3(a)(1)(C) of the 1940 Act,6 thus potentially rendering Applicant a prima facie “investment company.” However, Applicant in no respect manages a portfolio of investment securities as a collective investment vehicle for retail investors. Applicant has submitted this Application in order to dispel any ambiguity as to its status under the 1940 Act.

As mandated by Turkish law, Applicant’s principal activity is promotion of Turkish economic development through providing long-term funding for domestic and international investment by Turkish companies, primarily through loans denominated in foreign currencies. Applicant (i) supports private sector, productive investments in the Turkish industrial and service sectors; (ii) assists with the financing and development of new businesses in Turkey; and (iii) contributes to the improvement of Turkish capital markets. The Group also engages in capital markets brokerage services, portfolio management, and corporate finance advisory services, including with respect to public offerings, bond issuances, and mergers and acquisitions. In accordance with its mandate, Applicant offers financial services and products similar to those offered and issued by other commercial banks in Turkey (see Section III (“Operations of Applicant”)). Applicant is subject to extensive oversight, supervision, and regulation by the Turkish government on the same terms as other large commercial banks, including in accordance with the Basel III framework and international capital and liquidity standards (see Section II.D (“Regulatory Supervision”)). The Turkish Treasury guarantees a significant portion of Applicant’s long-term funding from development financial institutions (“DFIs”) and appoints a representative to Applicant’s Board of Directors (see Section II.B (“Turkish Government Support”)). Applicant’s Board of Directors and management have implemented comprehensive policies and procedures governing Applicant’s banking operations (see Section II.E (“Policies and Procedures of Applicant”)). As of December 31, 2014, Applicant had the highest corporate governance rating of any financial institution in Turkey, according to SAHA Ratings.

Applicant proposes to issue and sell its debt securities in the United States from time to time, including under its Global Medium Term Note Program (see Section IV (“Description of Proposed Issuance of Debt Securities”)). At present, Applicant does not intend to offer or sell its debt or equity securities in registered offerings under the Securities Act of 1933, as amended (the “Securities Act”)2, and expects that any such offers and sales in the United States or to U.S. persons will be made in transactions exempt from the registration requirements of the Securities Act, including private placements to institutional accredited investors and transactions in which the securities may be resold to “qualified institutional buyers” as contemplated by Rule 144A under the Securities Act.3 The proceeds of any such sale of debt securities will be used by Applicant as an additional source of funding for its general corporate purposes and in connection with its development and investment banking mandate. DFIs, including the World Bank, are Applicant’s primary source of funding (see Section II.C (“Relationship with DFIs”)); however, as DFI funding is typically received in the form of “tied loans” limited to a specific purpose or sector within Turkey, Applicant plans to offer and sell any such debt securities to supplement its funding base. Specifically, Applicant intends to use any such debt security funding to extend loans to public-private partnerships and other socially responsible investment projects, including health, education, and renewable energy projects, that are ineligible for DFI tied loan funding.

The basis for granting the requested exemptive order in the present case is substantially similar to that upon which the Commission has exempted a long line of other foreign development banks and other financial institutions engaged in activities similar to those of Applicant.7 For this reason, and because granting this Application is (i) necessary and appropriate in the public interest,

[6]	15 U.S.C. § 80a-3(a)(1)(C).
[2]	15 U.S.C. § 77a et seq.
[3]	17 C.F.R. § 230.144A.
[7]	See In the Matter of Korea Finance Corporation, Release Nos. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010); In the matter of Compagnie de Financement Foncier, Release Nos. IC-28835, 96 SEC Docket 1351 (Jul. 22, 2009) and IC-28848, 96 SEC Docket 1820 (Aug. 13, 2009); In the Matter of Industrial Development Bank of India, Release Nos. IC-23331, 67 SEC Docket 1534 (Jul. 24, 1998) and IC-23395, 67 SEC Docket 1798 (Aug. 19, 1998); In the Matter of the Industrial Finance Corporation of Thailand, Release Nos. IC-21172, 59 SEC Docket 1737 (Jun. 28, 1995) and IC-21251, 59 SEC Docket 2295 (Jul. 25, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636, 57 SEC Docket 2239 (Oct. 19, 1994) and IC-20689, 57 SEC Docket 2712 (Nov. 8, 1994); In the Matter of Ontario Financing Authority, Release Nos. IC-20433, 57 SEC Docket 678 (Jul. 28, 1994) and IC-20493, 57 SEC Docket 1217 (Aug. 23, 1994); In the Matter of Tasmanian Public Finance Corporation, Release Nos. IC-18765, 51 SEC Docket 1040 (Jun. 8, 1992) and IC-18829, 51 SEC Docket 1389 (Jul. 2, 1992); In the Matter of Crédit Local de France, Release Nos. IC-18249, 49 SEC Docket 678 (July 24, 1991) and IC-18286, 49 SEC Docket 972 (Aug. 22, 1991); and In the Matter of the Australian Industry Development Corporation, Release Nos. IC-11582, 21 SEC Docket 1491 (Jan. 23, 1981) and IC-11649, 22 SEC Docket 256 (Feb. 25, 1981).

(ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, Applicant hereby respectfully requests that the Commission issue an order pursuant to Section 6(c) of the 1940 Act exempting Applicant from all provisions of the 1940 Act (see Section VI (“Applicable Law & Legal Analysis”)).

No form having been specifically prescribed for this Application, Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.8 This Amendment No. 1 amends and supersedes Applicant’s initial Application, as filed with the Commission on July 14, 2015.

II.	LEGAL STATUS OF APPLICANT

A.	Background

Establishment as Development and Investment Bank

Applicant was established on May 31, 1950 in İstanbul as a “Development and Investment Bank” under the Banking Law and pursuant to Council of Ministers Resolution No. 3/11203. Applicant was registered with the İstanbul Chamber of Commerce on the same date under Registration No. 42527. According to a letter issued to Applicant by the Turkish Banking Regulation and Supervision Agency (the “BRSA”) on August 13, 2012, under the Banking Law, development and investment banks primarily engage in “granting loans and carrying out other banking activities except accepting deposit[s] or participation fund[s].”

Applicant is duly organized and incorporated and validly exists as a joint stock company (anonim şirket) under the Turkish Commercial Code, No. 6102. Applicant’s duration of operation as a joint stock company is unlimited.

Authorized Activities

Under Applicant’s Articles of Association, Applicant may engage, inter alia, in the following activities in pursuit of its development banking objectives: (i) provision of short-, medium-, and long-term loan financing against pledges, mortgages, or other security by way of open credits; (ii) financing of existing and new industrial enterprises; (iii) performance of capital market or money market transactions in Turkey and abroad in cooperation with national or international institutions; (iv) financial leasing transactions and other similar financial transactions and issuance of guarantees; and (v) acceptance, establishment, and termination of mortgages.

Consistent with the Articles of Association, according to Applicant’s Certificate of Activity, issued by the Turkish Chamber of Commerce on March 27, 2015, Applicant is authorized to engage in the following standard commercial and investment banking activities: (i) “Activities of banks (including participation banks, savings banks, credit unions, etc.; except central banks and investment banks)”; (ii) “Investment banking activities”; (iii) “Activities for security incomes on own account (dividends, bank interest, participation earnings, remuneration, etc.”; (iv) “Finance leasing”; (v) “Fund management activities bas[ed] on a fee or contract basis (portfolio management, mutual fund management, pension fund management, etc.)”;9 and (vi) “Activities auxiliary to investment banking (mergers and acquisitions activities, business financing and venture capital financing activities, etc.).”

[8]	17 C.F.R. § 270.0-2.
[9]	For the avoidance of doubt, although it has the legal capacity to do so under its Articles of Association, Applicant does not currently engage in fund management activities, although one of Applicant’s subsidiaries, Yatırım Finansman Menkul Değerler A.Ş. (“Yatırım Finansman”) provides limited fund management services to certain of its customers, with principal capital markets activities including equity-related businesses and asset management. Yatırım Finansman also has the authority to provide investment consultancy, portfolio management, and repurchase agreement services.

Shareholding Structure

Since 1986, Applicant’s shares have been listed on the Borsa İstanbul A.Ş. (the “BIST”)

As of December 31, 2014, Applicant is privately controlled, with 50.0% of its shares held directly or indirectly by Türkiye İş Bankası A.Ş. and 8.4% by Türkiye Vakıflar Bankası T.A.O (“Vakıfbank”). Vakıfbank is controlled by various charitable foundations managed by the Repubic of Turkey Prime Ministry’s General Directorate of Foundations (the “GDF”). The GDF was established in 1924 to administer and regulate existing and future Turkish charitable foundations and is a state entity reporting directly to the Turkish Prime Minister and falling under the responsibility of the Deputy Prime Minister. Shares held by foundations managed by the GDF may only be sold pursuant to a resolution by the Turkish Council of Ministers.

As of December 31, 2014, 39.2% of Applicant’s shares were publicly traded on the BIST (of which 62.0% were held by foreign investors), with the remaining shares owned by various other institutional investors.

Group Structure

As of December 31, 2014, Applicant held direct equity interests in eight companies operating in the financial sector and other sectors, with a total book value in subsidiaries and other affiliates of TL295.2 million (including investment in non-financial subsidiaries and affiliates of TL1.9 million). Applicant has direct and indirect financial services subsidiaries active in the following sectors: brokerage and custody, real estate investment trust asset management, venture capital, leasing, and factoring. Applicant also holds equity stakes in companies whose businesses fall outside of Applicant’s core operations. In the past, Applicant has invested in a number of diversified companies as part of its promotion of Turkish industry. Applicant’s non-financial subsidiaries represented 0.01% of its total assets as of December 31, 2014. Applicant consolidates all financial subsidiaries under its control in its consolidated financial statements. Applicant does not consolidate its non-financial subsidiaries but rather reflects them as “investments in associates” or “investments in subsidiaries.”

Management and Board of Directors

In accordance with Applicant’s articles of incorporation and the relevant laws of Turkey, Applicant is ultimately controlled by its shareholders acting through Applicant’s General Assembly. General resolutions at the General Assembly are adopted by affirmative votes of an absolute majority of the votes present at the meeting, provided that a quorum is attained.

Pursuant to Applicant’s Articles of Association, the Board of Directors consists of at least five members elected by the shareholders at the General Assembly, with the exception of the Chief Executive Officer, who is appointed by the Board of Directors and is by law a member of the Board. The Turkish government guarantees a significant portion of the Group’s obligations (see Section II.B), and the Turkish Treasury appoints a representative to Applicant’s Board of Directors. Each director serves for a term of three years. The responsibilities of the Board of Directors include (i) administration of Applicant’s real estate, securities, and other properties; (ii) executing agreements and transactions related to Applicant’s activities; (iii) ensuring the orderly performance of Applicant’s internal operations; (iv) maintaining books and accounts necessary for Applicant’s operations and submitting such books and accounts to the General Assembly; (v) issuing reports reflecting the commercial, industrial, and financial status of Applicant, including an annual summary of Applicant’s transactions; and (vi) implementing General Assembly resolutions. The Board of Directors also approves various internal control policies and procedures, including standards and internal rules relating to credit concentration risk, as detailed in Section II.E (“Policies and Procedures of Applicant”).

Applicant’s business is organized into 28 departments. Three of these departments—the Board of Internal Auditors, Internal Control, and Risk Management—report directly to the Board of Directors. The other departments are managed by the Executive Committee, of which the Chief Executive Officer and the various Deputy Chief Executive Officers are members.

B.	Turkish Government Support

A significant portion of the Group’s obligations is subject to a guarantee by the Turkish Treasury, substantially enhancing the Group’s credit position. As of December 31, 2014, 83.3% of the Group’s long-term loans (accounting for 76.0% of the Group’s funding base, excluding repurchase agreement (“repo”) transactions) benefited from a Turkish government guarantee (or 90.5%, excluding issuances of debt securities). The Turkish government publishes an annual aggregate limit for new government guarantees (US$3.0 billion in 2015), which amount is allocated among, inter alia, private development and investment banks (such as Applicant), central government agencies and institutions, state-owned public enterprises, state banks, metropolitan municipalities, municipalities and affiliates thereof, other local government agencies, and various other entities. The Turkish Treasury appoints a representative to Applicant’s Board of Directors, as noted above in Section II.A.

Several DFIs, Applicant’s primary source of funding, lend to Applicant exclusively on the basis of a Turkish Treasury guarantee, including the European Investment Bank, Council of Europe Development Bank, Islamic Development Bank, and Japan Bank for International Cooperation. Pursuant to its constitutional documents, the World Bank is exclusively permitted to lend to companies that are the beneficiaries of a sovereign guarantee, and all funding received by Applicant from the World Bank is therefore subject to a Turkish Treasury guarantee.

Moreover, as noted above in Section II.A, 8.38% of Applicant’s shares are held by Vakıfbank which is in turn controlled by charitable foundations managed by the GDF.

C.	Relationship with DFIs

Since Applicant’s establishment, DFIs have served as Applicant’s primary source of funding, including the World Bank, European Investment Bank, Council of Europe Development Bank, Kreditanstalt für Wiederaufbau, Islamic Development Bank, Agence Française de Développement, International Finance Corporation, European Bank for Reconstruction and Development, Oesterreichische Entwicklungsbank AG, and Japan Bank for International Cooperation. As a result of these longstanding relationships, as of December 31, 2014, 86.2% of the Group’s foreign currency-denominated borrowing (excluding repo transactions) and 84.4% of the Group’s total borrowing (excluding repo transactions) was sourced from DFIs.

In 2014, Applicant obtained US$960 million in funding through DFIs, including US$220 million from the Islamic Development Bank in the form of a restricted mudarabah agreement under the guarantee of the Turkish Treasury, in order to finance renewable energy and energy efficiency projects. Also in 2014, Applicant signed a loan agreement with the World Bank under the guarantee of the Turkish Treasury for US$250 million as part of the World Bank’s “Innovative Access to Finance” program. Through this program, Applicant aims to extend loans to participation banks and factoring companies, which will subsequently lend such funds to the final beneficiaries. Applicant’s management considers the “Innovative Access to Finance” program to be important to Applicant’s development mission, as such loans enable intermediary institutions to gain access to long-term funding that might otherwise be unavailable. In 2014, Applicant also concluded loan agreements with the European Investment Bank, Oesterreichische Entwicklungsbank AG, Agence Française de Développement, Overseas Private Investment Corporation/Citibank, and European Bank for Reconstruction and Development.

D.	Regulatory Supervision

Applicant is subject to a regulatory regime substantially equivalent to that of commercial banks in Turkey, including oversight and supervision by the BRSA, the Central Bank of Turkey (the “Central Bank”), the Capital Markets Board of Turkey (the “CMB”), the BIST, the Turkish Banks Association (the “TBA”), and the Financial Crimes Investigation Board, including a full range of banking, competition, antitrust, anti-money laundering, sanctions, and other laws and regulations designed to maintain the safety and financial soundness of Turkish banks, ensure their compliance with economic and other obligations, and limit their exposure to risk.

Banking Regulation and Supervision Agency

The BRSA was established in 1999. Articles 82 and 93 of the Banking Law state that the BRSA, having the status of a public legal entity with administrative and financial autonomy, was established in order to ensure application of the Banking Law and other relevant acts, to ensure that savings are protected, and to carry out other activities as necessary by issuing regulations within the limits of the authority granted to it by the Banking Law. The BRSA is authorized to take and implement any decisions and measures in order to prevent any transaction or action that could jeopardize the rights of depositors and the regular and secure operation of banks or could lead to substantial damage to the national economy, as well as to ensure efficient functioning of the credit system.

The BRSA has responsibility for all banks operating in Turkey, including development and investment banks, foreign banks, and participation banks. The BRSA sets various mandatory ratios and requirements applicable to both Turkish commercial banks and development and investment banks (such as Applicant), such as loan loss reserve levels, capital adequacy, liquidity and reserves, foreign exchange requirements, and concentration limits:

•	Loan Loss Reserves. Pursuant to Article 53 of the Banking Law and regulations issued by the BRSA, Turkish banks must formulate, implement, and regularly review policies regarding compensation for losses that have arisen or are likely to arise in connection with loans and other receivables and to reserve an adequate level of provisions against impairment. In addition, such policies must address issues such as loan monitoring, follow-up procedures, and overdue loan repayment. Banks must also establish and operate systems to perform these functions, including categorization of loans and receivables in terms of likelihood of loss. BRSA regulations also institute a general reserve requirement ratio with respect to letters of guarantee, acceptance credits, letters of credit undertakings, endorsements, purchase guarantees in securities issuances, factoring guarantees, and other guarantees and sureties, as well as general provisioning requirements with respect to receivables from derivative financial instruments. The requirements of Article 53 of the Banking Law apply both to Turkish commercial banks and to development and investment banks (including Applicant).

•	Capital Adequacy. Pursuant to Article 45 of the Banking Law and BRSA regulations, Turkish banks must maintain and report a mandatory capital adequacy ratio. The BRSA is authorized to increase the minimum capital adequacy ratio and the minimum consolidated capital adequacy ratio, to set different ratios for different banks, and to revise the applicable calculation and notification periods. Both the minimum total capital adequacy ratio and the minimum consolidated capital adequacy ratio for the Group as required by the BRSA are currently 8%. In addition, as a prudential requirement, the BRSA requires a target capital adequacy ratio 4% higher than the legally required capital ratio. The BRSA has implemented the third global regulatory framework of the Basel Committee on Banking Supervision (“Basel III”) in regulations under Turkish law, establishing definitions of Tier I and Tier II capital as well as minimum core capital adequacy ratios and minimum consolidated core capital ratios. Turkish banks are also subject to the risk-weighted assets and related requirements of the “Basel II” regime. In addition, the BRSA has adopted regulations on capital maintenance and cyclical capital buffers as well as a leverage ratio designed to constrain leverage and ensure maintenance of adequate equity on a consolidated and bank-only basis. In accordance with Basel III rules, each Turkish bank is required to prepare an internal capital adequacy assessment process report (“ICAAP Report”) representing its own assessment of its capital requirements. The second ICAAP Report covering the activities of Applicant in 2013 was submitted to the BRSA in September 2014. Subsequent filings of the ICAAP Report are required at the end of March in each year. Turkish capital adequacy requirements apply both to Turkish commercial banks and to development and investment banks (including Applicant).

•	Liquidity and Reserves. Article 46 of the Banking Law requires Turkish banks to calculate, attain, maintain, and report their minimum liquidity levels in accordance with principles and procedures set forth by the BRSA. Within this framework, a comprehensive liquidity arrangement has been put into effect by the BRSA with the consent of the Central Bank. Reserve requirements also apply to gold deposit accounts. Furthermore, banks are permitted to maintain: (i) a portion of the Turkish lira reserve requirements in U.S. dollars or euros and another portion of the Turkish Lira reserve requirements in standard gold and (ii) a portion or all of the reserve requirements applicable to precious metal deposit accounts in standard gold, which portions are revised from time to time by the Central Bank. In addition, banks are required to maintain their required reserves against U.S. dollar-denominated liabilities in U.S. dollars only. Turkish banks must establish additional mandatory reserves if their financial leverage ratio falls within certain intervals. A bank also must maintain mandatory reserves for six mandatory reserve periods beginning with the fourth calendar month following an accounting period and additional mandatory reserves for liabilities in Turkish lira and foreign currencies. According to BRSA regulations, a bank’s “liquidity adequacy ratio” is the ratio of liquid reserves to liabilities of the bank. On a weekly basis, a bank must maintain: (i) a 100% liquidity adequacy ratio for the first maturity period (assets and liabilities maturing within seven days are taken into account in calculations on a weekly average as defined by the regulation) and the second maturity period (assets and liabilities maturing within 31 days of the last working day are taken into account) on an aggregate basis and (ii) an 80% liquidity adequacy ratio on a foreign currency-only basis. In response to Basel III, the BRSA has adopted liquidity coverage ratio (“LCR”) regulations to ensure that Turkish banks maintain adequate levels of unencumbered, high-quality liquid assets that can be converted into cash to meet liquidity needs over a 30-calendar-day stress period, and such regulations became effective as of the beginning of 2014. For Turkish commercial banks, LCR may not be lower than 60% with respect to total consolidated and non-consolidated liquidity and 40% with respect to total consolidated and non-consolidated foreign exchange liquidity. These minimum requirements will be gradually increased by 10% every year until 2019. For the development and investment banks, the minimum LCR requirement has been set by the BRSA at 0% until 2016, and further clarifications from the BRSA as to the application of the LCR to development and investment banks (including Applicant) are currently expected to be issued by the end of calendar 2015.

•	Foreign Exchange. According to BRSA regulations, the ratio of a Turkish bank’s foreign exchange net position to its capital base should not exceed ±20%, which calculation is required to be made on a weekly basis for bank-only and on a monthly basis for consolidated financial statements. The net foreign exchange position is the difference between the Turkish lira-equivalent of a bank’s foreign exchange assets and its foreign exchange liabilities. For purposes of computing the net foreign exchange position, foreign exchange assets include all active foreign exchange accounts held by a bank (including its foreign branches), its foreign exchange-indexed assets and its subscribed forward foreign exchange purchases; for purposes of computing the net foreign exchange position, foreign exchange liabilities include all passive foreign exchange accounts held by a bank (including its foreign branches), its subscribed foreign exchange-indexed liabilities and its subscribed forward foreign exchange sales. If the ratio of a bank’s net foreign exchange position to its capital base exceeds ±20%, then the bank is required to take steps to restore compliance within two weeks following the bank’s calculation period. Banks are permitted to exceed the legal net foreign exchange position to capital base ratio up to six times per calendar year. BRSA foreign exchange regulations apply both to Turkish commercial banks and to development and investment banks (such as Applicant).

•	Concentration Limits. The Banking Law sets forth lending concentration limits for Turkish banks and other financial institutions designed to protect such institutions from excessive exposure to any single counterparty (or group of related counterparties), including large credit limitations on credits extended to a single natural person, legal entity, or “risk group”; restrictions on total financial exposure to customer or related party risk groups; and loans to shareholders. Development and investment banks (including Applicant) are exempt from such lending limits pursuant to Article 77 of the Banking Law. However, Applicant’s Board of Directors has approved principles and internal credit limits in accordance with the lending limits enforced by the BRSA in order to avoid undue concentration of risk. See Section II.E (“Policies and Procedures of Applicant—Concentration Limits”).

All Turkish banks (including Applicant) must provide the BRSA, on a regular and timely basis, information adequate to permit off-site analysis by the BRSA of each bank’s financial performance, including balance sheets, profit and loss accounts, board of directors’ reports, and auditors’ reports. Under current practice, such reporting is required on a daily, weekly, monthly, quarterly, and semi-annual basis, depending upon the nature of the information to be reported. The BRSA conducts both on-site and off-site audits and supervises implementation of the provisions of the Banking Law and other legislation, examination of all banking operations and analysis of the relationship and balance between assets, receivables, equity capital, liabilities, profit and loss accounts, and all other factors affecting a bank’s financial structure.

Pursuant to the Banking Law, all Turkish banks are required to follow the BRSA’s principles and procedures (established in consultation with the Turkish Accounting Standards Board and international standards) when preparing annual reports. In addition, banks must ensure uniformity in their accounting systems, correctly record all transactions, and prepare timely and accurate financial reports in a format that is clear, reliable, and comparable as well as suitable for auditing, analysis, and interpretation. BRSA rules require Turkish banks (including Applicant) to publish financial reports on their corporate websites and to publish their annual financial reports in the official gazette of Turkey. Applicant’s annual financial reports include audited financial statements and activity reports, while its quarterly financial reports include reviewed financial statements, interim management reports, and corporate governance compliance reports. In recent years, many Turkish banks (including Applicant) have also prepared financial statements using IFRS for certain reporting periods, which are generally released shortly after publication of the corresponding statements prepared in accordance with BRSA principles. Most Turkish banks (including Applicant) make English versions of their financial statements available on their public websites.

Pursuant to BRSA regulations, all Turkish banks (including Applicant) are obligated to establish, manage, and develop (for themselves and all consolidated affiliates) internal audit, internal control, and risk management systems commensurate with the scope and structure of their organizations, in compliance with the provisions of such regulation. The internal audit and risk management systems are required to be vested in a department of the bank that has the necessary independence to accomplish its purpose and such department must report to the bank’s board of directors. To achieve this, the internal control personnel may not also be appointed to work in a role conflicting with their internal control duties.

Turkish commercial banks are additionally subject to BRSA regulatory regimes pertaining to the acceptance, withdrawal, and insurance of customer deposits. The relevant provisions of the Banking Law do not apply to Applicant as a development and investment bank that is not authorized to accept deposits.

Central Bank of Turkey

The Central Bank was founded in 1930 and performs the traditional functions of a central bank, including the issuance of bank notes, implementation of the government’s fiscal and monetary policies, maintenance of price stability and continuity, regulation of the money supply, management of official gold and foreign exchange reserves, monitoring of the financial system, and advising the government on financial matters. The Central Bank exercises its powers independently of the government. The Central Bank is empowered to determine Turkey’s inflation target together with the government, and to adopt a monetary policy in compliance with such target. The Central Bank is the only authorized and responsible institution for the implementation of monetary policy.

The Central Bank has supervisory responsibility over all banks operating in Turkey, including development and investment banks and foreign banks. The Central Bank sets mandatory reserve levels. Development and investment banks (including Applicant) are exempt from the Central Bank’s reserve requirements with respect to all funding guaranteed by the Turkish Treasury.

In addition, each bank must provide the Central Bank, on a current basis, information adequate to permit off-site evaluation of its financial performance, including balance sheets, profit and loss accounts, board of directors’ reports, and auditors’ reports. Under current practice, such reporting is required on a daily, weekly, monthly, quarterly, and semi-annual basis, depending upon the nature of the information to be reported.

Capital Markets Board

The CMB is responsible for the regulation of corporate disclosures for all companies listed on the BIST. As a member of the BIST, Applicant is subject to a CMB communiqué on material events disclosure, which requires Applicant to disclose, inter alia, material transactions to its investors. Per the communiqué, subject entities must publicly disclose any material event upon its occurrence via the Public Disclosure Platform maintained by the Central Securities Depository Institution (the “Public Disclosure Platform”). Events requiring public disclosure broadly defined to include any information that may affect the value or price of shares of the entity or the investment decisions of investors.

Applicant is also required to disclose its financial reports quarterly via the Public Disclosure Platform. Such financial reports consist of financial statements, the operating review report of Applicant’s Board of Directors, and representation letters. Financial statements include the statement of financial position, profit or loss and other comprehensive income statement, cash flow statement, statement of changes in equity, and notes to the financial statements. Applicant’s disclosure obligations are similar to other Turkish commercial banks quoted on the BIST.

The public disclosure obligations of BIST-listed companies are monitored by the CMB, which is authorized to apply monetary fines to any entity violating its public disclosure obligations.

The CMB also issues mandatory and non-mandatory corporate governance principles as well as rules regarding related party transactions and investor relations. Some principles are applicable to all companies incorporated in Turkey and listed on the İstanbul Exchange, whereas others are applicable solely to companies whose shares are traded in certain markets of the İstanbul Exchange. The CMB’s corporate governance principles include provisions relating to (i) shareholders, (ii) public disclosure and transparency, (iii) stakeholders, and (iv) boards of directors. A number of principles are compulsory, while the remaining principles apply on a “comply or explain” basis.

Borsa İstanbul

As noted above, Turkish banks listed on the BIST (including Applicant) are required to publish their financial statements on a quarterly basis and to disclose any significant developments likely to have an effect on investor decisions or likely to have a significant effect on the price of the issuer’s securities. Such disclosures must be released both through the Public Disclosure Platform as well as each bank’s own corporate website.

Turkish Banks Association

The TBA is an organization that provides limited supervision of and coordination among banks operating in Turkey. All banks (excluding the participation banks) in Turkey are obligated to become members of this association. As the representative body of the banking sector, the association aims to examine, protect, and promote its members’ professional interests; however, despite its supervisory and disciplinary functions, the TBA does not possess any powers to regulate banking.

Applicant adopted the Code of Banking Ethics published by the TBA in 2006 and further adopted new forms of the Code as revised by the TBA in 2010 and 2014. The Code of Banking Ethics is also applicable to Applicant’s Board of Directors. Turkish and English versions of the Code of Banking Ethics are available on Applicant’s website.10

Anti-Money Laundering

Turkey is a member country of the Financial Action Task Force and has enacted laws and regulations to combat money laundering, terrorism financing, and other financial crimes. In Turkey, all banks and their employees are obligated to implement and fulfill certain requirements regarding the treatment of activities that may implicate money laundering. Minimum standards and duties include customer identification, record keeping, suspicious transaction reporting, employee training, monitoring activities, and the designation of a compliance officer.

Under Turkish anti-money laundering regulations, banks must verify the identification documents and other information provided by their permanent clients. Applicant’s policy is that all necessary measures should be taken in order to determine whether a transaction is being carried out for the benefit of a third party and, if so, to identify such third party. Moreover, all financial institutions are required by these regulations to identify the beneficial owner of an account. It is also compulsory for banks to identify each natural person or legal entity that owns more than 25% of a legal entity. Applicant’s internal policies and systems prohibit the opening of anonymous accounts or the provision of services to entities who fail to provide sufficient identification.

Applicant uses an in-house software system designed to detect unusual transactions that exhibit signs of money laundering and terrorism financing. Applicant’s Internal Control Department analyzes the alerts generated by the software and files suspicious transaction reports to the Financial Crimes Investigation Board (“FCIB”). Several scenarios have been incorporated into Applicant’s software to improve the detection of suspicious transactions. Additionally, all foreign-currency transfers are separately monitored on a daily basis. The software system also screens customers and transactions according to watch list of individuals, companies, or geographic locations issued by authorities such as the U.S. Office of Foreign Assets Control (“OFAC”), the European Union, and the United Nations. If any party in a transaction falls within any of the watch lists, the system creates an alert, which the Internal Control Department reviews then uses to decide, on a case-by-case basis, whether to accept or refuse to approve the transaction. Employees are also encouraged to report suspicious transactions in written form to a compliance officer. The Group also has implemented an anti-bribery policy.

[10]	TBA, Code of Banking Ethics, available at http://www.tskb.com.tr/i/assets/document/pdf/etik_ilkeler_eng.pdf.

Sanctions Compliance

OFAC administers regulations that restrict the ability of U.S. persons to invest in, or otherwise engage in business with, Specially Designated Nationals (“SDNs”) and persons listed on OFAC’s “sectoral sanctions” list, and similar rules have been put in place by other U.S. government agencies (including the State Department), the European Union, the United Kingdom, the United Nations, and Turkey. Applicant maintains policies and procedures designed to ensure that it complies with all such laws, regulations, and orders regarding doing business with, maintaining accounts for, or handling transactions or monetary transfers for such sanctions targets (“Sanctions Targets”).

Before opening an account for, or entering into any transaction with, a customer, Applicant ensures that such customer is not listed as a Sanctions Target. In addition, the names of all customers and all incoming and outgoing transactions are continuously and automatically screened against the list of Sanctions Targets. Accordingly, Applicant’s current policies restrict Applicant from engaging in any prohibited business investments and transactions with Sanctions Targets, including those in and affiliated with Iran, Russia, and Syria.

E.	Policies and Procedures of Applicant

Applicant seeks to achieve continuous, full compliance with the corporate governance principles published by the CMB (see Section II.D (“Regulatory Supervision—Capital Markets Board”)) and regards corporate governance and compliance with applicable legal requirements as the cornerstone of its responsible banking approach. As noted above, as of December 31, 2014, Applicant had the highest corporate governance rating of any financial institution in Turkey, according to SAHA Ratings.

Applicant’s internal policies and procedures relating to both corporate governance and lending are approved by Applicant’s Board of Directors. Detailed policy and procedural circulars are distributed internally to all relevant departments. Applicant’s Internal Control Department is responsible for monitoring Applicant’s day-to-day activities for conformity with all required policies and procedures.

Applicant’s policies are reviewed on an annual basis. In the event that it is determined that a policy or procedure should be revised, an updated policy or procedure is drafted jointly by all relevant departments and then submitted to the Board of Directors for approval.

Applicant maintains a variety of lending-specific policies and procedures that are consistent with those maintained by commercial banks in Turkey. In the case of concentration limits (see below), from which development and investment banks are exempt under Turkish law (see Section II.D (“Regulatory Supervision—Banking Regulation and Supervision Agency”)), Applicant’s Board of Directors has gone beyond the formal legal requirements to institute internal concentration limits consistent with those applicable to Turkish commercial banks.

Credit Approval and Monitoring

Applicant’s credit approval procedure for corporate customers begins with an evaluation of the proposed project and credit application. Project or credit evaluation includes analysis of (i) economic, (ii) technical, (iii) financial, (iv) managerial and organizational, (v) informational, and (vi) legal criteria with respect to each proposed project or customer. These criteria form the basis of loan evaluation reports that are ultimately submitted for approval to Applicant’s Credit Evaluation Committee. Applicant’s Financial Analysis Department and Engineering Department lead the process of preparing a loan evaluation report. Intelligence reports are also prepared by the Intelligence Unit, which gathers information from outside sources. The Loans Department then conducts a thorough evaluation of the reports in line with Applicant’s credit policies and presents the project and proposed loan conditions to the Credit Evaluation Committee. If the Credit Evaluation Committee unanimously approves the proposal, it is then submitted to Applicant’s Board of Directors for approval. For interbank loans, the Economic Research Department prepares the counterparty evaluation reports and presents the results to the Loans Department and, if unanimous approval is obtained in the Credit Evaluation Committee, the proposals are submitted to the Board of Directors for approval.

Applicant aims to reduce the risk profile of its loan portfolio by implementing a detailed monitoring process. The companies for which Applicant provides financing, as well as the sectors of such companies, are analyzed periodically. The purpose of this follow-up analysis is to ensure that sponsored investments are completed in a timely manner and that the conditions thereof are satisfactory. Such close monitoring enables Applicant to identify and resolve any problems that may arise during the implementation and operational stages of projects.

Applicant requires its borrowers to be audited by either an independent audit company acceptable to Applicant or by such borrowers’ own accountants in accordance with Applicant’s Auditing Procedures and Principles and requires the resulting financials to be delivered to Applicant during the term of the loan. During the investment period, in general, either a third-party technical advisor prepares a progress report or Applicant’s Technical Analysis Team conducts an investment monitoring report to monitor the progress of the borrower’s investment. During the borrower’s operational period, financial covenants and the amount of cash flows in the pledged accounts help Applicant to monitor the financial performance of the company or project and to hedge the attendant default risk with mechanisms such as an assignment of receivables and share pledges, among other collateral. As common practice, Applicant evaluates the financial statements of the borrowers periodically. Applicant’s Loan Monitoring Department periodically prepares monitoring reports or requests reports from the Financial Analysis Department and Engineering Department. Additionally, borrowers are subject to annual rating analyses based upon their year-end financials. In the event of a downgrade, the reasons for the downgrade are investigated by the Financial Analysis Department, and the Rating Committee makes a final determination as to whether to take any precautions.

        In order to detect deteriorating positions in its loan portfolio, Applicant also monitors behavioral indicators in a timely and efficient manner. Such indicators include information from the Central Bank’s Risk Centralization Division regarding changes in the financial indebtedness of the borrowers or defaults on their liabilities and commitments (e.g., unpaid principal or interest, unpaid checks, protested drafts or bonds, and unpaid commissions). All customers are monitored monthly for these indicators. Applicant’s management believes that this has been a helpful process for both decision-making on new credit assignments to existing customers and for taking action to prevent borrower defaults.

Concentration Limits

Although Turkish development and investment banks are not subject to credit concentration limits determined by the BRSA (see Section II.D (“Regulatory Supervision—Banking Regulation and Supervision Agency—Concentration Limits”)), Applicant has implemented internal concentration limits for its loan portfolio that are as or even more stringent than those mandated for commercial banks by BRSA regulations. Applicant’s internal regulations differ from the BRSA regulations in certain other ways; for instance, in Applicant’s internal approach, borrowers are divided into different limit categories and exposure to borrowers in each category is limited to a specific percentage of Applicant’s own funds.

Where Applicant’s portfolio contains large credit exposures, whether extended directly or indirectly, to (i) a single company, (ii) a group of affiliated companies, (iii) a specific industry or sector, or (iv) a foreign country or a group of foreign countries, Applicant’s Board of Directors imposes limits in order to prevent excessive concentration risk. Applicant’s internal concentration limits are as follows:

•	total credit exposure to companies that fall within the definition of large credit exposures may not exceed eight times Applicant’s capital;

•	the maximum risk-based credit limit for a single company or group of companies may not exceed 25% of Applicant’s capital;

•	the maximum credit risk to a specific sector may not exceed 40% of the total credit portfolio (including APEX loans) for the energy production industry and 25% of the total credit portfolio (excluding APEX loans) for other industries;

•	the maximum limit for the sum of letters of guarantee that can be accepted from a bank and APEX lending to such bank may not exceed 1.5 times such bank’s capital;

•	the maximum limit for APEX lending to a non-bank financial company may not exceed 35% of Applicant’s capital; and

•	the maximum limit for loans to related parties may not exceed 25% of Applicant’s capital (for purposes of this limit, exposures and Applicant’s capital are monitored on a consolidated basis).

APEX loans are excluded from such calculations unless stated otherwise.

The following table shows the BRSA legal limits for each of the major concentrations as of the date hereof:

Category	BRSA Limit
Indebtedness/own funds of single borrower	25%
Indebtedness/own funds of group of borrowers	25%
Indebtedness/own funds of Applicant’s risk group	20%
Total of large loans may not exceed own funds over	800%

Own funds are calculated as the total of Tier I and Tier II capital, as required by the BRSA’s capital adequacy calculation regulation. Large loans are those made available to a natural or legal person (or risk group) that equal or exceed 10% of a bank’s own funds.

Loan Classification and Provisioning Policy

Applicant classifies its total loan portfolio in accordance with current Turkish banking regulations. Pursuant to these regulations, banks are required to classify their loans and receivables in one of the following groups:

•	Standard Loans and Other Receivables (Group I). All loans and receivables are fully collectible or expected to be paid in full in a timely manner where the debtor is financially strong. Loans that are paid in due time or within 30 days of their due date are classified in this group.

•	Closely Monitored Loans and Other Receivables (Group II). In the event that a deterioration in the financial condition or cash flow of the debtor is evidenced, or there is sufficient proof or risk that repayment will not be made in a timely manner and in accordance with the conditions as set forth in the applicable loan agreement, loans and receivables must be allocated to this group. Nevertheless, in order to be classified in this group, there must be an expectation that such loans or receivables will be repaid in full. It is not required to provide any specific reserve for this group of loans. Loans that are not paid within 30 days of their due date but that do not meet the requirements to be classified in Group III regarding the length of the default in payment, are classified in this group.

•	Loans and Other Receivables with Limited Collectability (Group III). In the event that the principal or accrued interest on a loan or receivable is not paid within a period of 90 to 180 days following its due date, then such loan or receivable must be allocated to this group.

•	Loans and Other Receivables with Remote Collectability (Group IV). In the event that the principal or accrued interest on a loan or receivable is not paid within a period of 180 days to one year following its due date but there is still an expectation that the debtor may get additional financing by way of a merger, capital increase or cash injection, then such loan or receivable must be allocated to this group.

•	Loans and Other Receivables Considered as Losses (Group V). In the event that there is no likelihood of collection on a loan or receivable, or the principal or accrued interest thereon is not paid or not expected to be paid within one year following its due date, such loan or receivable must be allocated to this group.

In the event that a loan is not expected to be paid within 90 days of the due date or the net equity of the debtor and the security provided is not sufficient for the repayment of a loan or receivable, it can be directly classified as a non-performing loan (“NPL”) without considering any unpaid period.

Pursuant to these policies, all loans and receivables in Groups III, IV, and V and the collection of whose principal or accrued interest payments thereon have remained unpaid within 90 days of their due dates are classified as NPLs. Furthermore, if: (i) Applicant’s management has reason to believe that the borrower will default or (ii) a guarantee is not paid within 90 days of the date of indemnification, Applicant must classify the unpaid loan and all other loans of the same borrower as NPLs regardless of whether they have reached maturity.

Loans are classified and monitored in accordance with the provisions of the BRSA’s Regulation on Provisions and Classification of Loans and Receivables. Such legal requirements impose minimum provisions depending upon the category of the NPL, including special provisions in the amounts of at least 20%, 50%, and 100%, respectively, being required to be set aside for loans and receivables in Groups III, IV, and V. See Section II.D (“Regulatory Supervision—Banking Regulation and Supervision Agency—Loan Loss Reserves”). Specific provisions are allocated by the Group for the total amount of loans and other receivables that are deemed to be NPLs, without being restricted by the minimum legal requirements stated in such regulation. Applicant’s policy is to provide fully (at a rate of 100%) for all of its NPLs rather than at the lower minimum rates applicable to loans and receivables in Groups III and IV.

Turkish regulations also require Turkish banks to provide (i) a general loan loss reserve calculated at 1% of their total standard cash loan portfolio (except for export loans and small- and medium-enterprise loans, for which the general loan loss reserve is calculated at 0% and 0.5%, respectively) plus 2% of their watch-list cash loan portfolio and comprising any loan that is considered to be a cash loan pursuant to the applicable banking law provisions, and (ii) a general reserve calculated at 0.2% of total standard non-cash loan portfolio (i.e., letters of guarantee, acceptance credits, letters of credit, undertakings, and endorsements) (except for export loans and small- and medium-enterprise loans, for which the general loan loss reserve is calculated at 0% and 0.1%, respectively) plus 0.4% of watch-list non-cash loan portfolio. Furthermore, Turkish regulations require banks to provide general reserves equal to (i) 5% of standard cash loan portfolio (0% for export loans and 2.5% for small- and medium-enterprise loans) and watch list cash loan portfolio whose loan conditions will be amended in order to extend the first payment schedule, (ii) 4% for standard and 8% for watch list consumer loans other than housing loans, all applicable for the banks whose consumer loans to total loans ratio is above 25% or those having a ratio of non-performing consumer loans (other than housing loans) to consumer loans (other than housing loans) above 8%, and (iii) 10% for standard and watch list consumer loans (other than housing loans) whose loan conditions will be amended in order to extend the first payment schedule and for those banks whose consumer loans to total loans ratio is above 25% or those having a ratio of non-performing consumer loans (other than housing loans) to consumer loans (other than housing loans) above 8%.

Portfolio Supervision and Non-Performing Loans

Applicant’s Loan Monitoring Department provides monthly reports to Applicant’s senior management detailing all aspects of its credit activity, including the number of new problem loans, the status of existing NPLs and collections. Applicant’s senior management pays close attention to the timeliness of debt repayments and the classified loans and contingent liabilities. Prompt action is taken by the appropriate departments having responsibility for supervising and monitoring loan repayments if any principal or accrued interest repayment problems arise. Any overall deterioration in the quality of the Group’s loan portfolio or increased exposure relating to off-balance sheet contingent liabilities is brought to the attention of Applicant’s Board of Directors by such departments.

        The determination of whether a repayment problem has arisen is based upon a number of objective and subjective criteria, including (i) changes to the borrower’s turnover in accounts held by the Group, (ii) changes to the borrower’s economic and financial activity giving rise to the suspicion that a loan is not being used for its original purpose, (iii) applications to change credit terms, (iv) failure of the borrower to fulfill the terms and conditions of its loan agreement, and (v) refusal of the borrower to co-operate in supplying current information.

Where a loan becomes impaired owing to a delay in the repayment of its principal or interest by more than 90 days, Applicant classifies the loan as an NPL under Group III in accordance with the applicable Turkish regulations. Accrued but uncollected interest must be deducted from revenue records. Interest on such loans cannot be recorded as income unless collected. Furthermore, restructured loans are transferred to the “Renewed and Restructured Loans Account” according to collection performance as defined in the related decree (other loans that are not classified as NPLs may also be restructured).

Applicant has generally given priority to the recovery of NPLs through negotiations and initiating legal proceedings as opposed to sales, resulting in a history of high recovery rates. Applicant currently prefers to use negotiations to work out NPLs rather than resort to legal proceedings, as the latter constitutes a lengthier and costlier process. Applicant’s Loan Monitoring Department is in charge of monitoring and negotiating NPLs, as well as initiating legal proceedings when necessary. The entire principal amount of NPLs is added to provisions. The Group generally does not write-off NPLs, regardless of the amount of time they have been outstanding. When a loan is placed on non-performing status, interest income ceases to accrue. An NPL is restored to accrual status when all arrears have been paid and it is considered likely that the customer will continue timely performance. An NPL may also be restored to accrual status if it is determined that the repayment of principal and interest is reasonably assured on collection, such as in the case when all amounts due under a loan are fully collateralized by cash or marketable securities and actions have commenced to foreclose on the collateral; however, more typically, the Group seeks to collect on NPLs and close its commitments.

Collateral

Pursuant to the BRSA’s Regulation on Provisions and Classification of Loans and Receivables, there are five categories of collateral as set forth in the following table:

Category of Collateral	Type	Evaluation Ratio
1	Treasury bonds, cash, deposits, etc.	100%
2	Mortgages, promissory notes based upon real commercial transactions, equities, corporate bonds, bank guarantees, etc.	75%
3	Personal guarantees, export documents, moveable pledges, etc.	50%
4	Other	25%
5	Unsecured loans	—

Related Party Transactions

All related party transactions are subject to the same approval procedures as those applicable to its other customers. In general, Applicant’s related party transactions include loans, marketable securities, and derivative transactions.

Although development and investment banks (including Applicant) are exempt from BRSA’s requirements for exposures to related parties, the Group is within the limits imposed on commercial banks by Turkish banking regulations. Under the Banking Law, the total amount of loans to be extended by a bank to its risk group must not be more than 20% of its own funds. Applicant closely follows such regulatory requirements and internally applies its own set of restrictions in accordance with Applicant’s policies and the covenant report ratios. As of December 31, 2014, Applicant’s total net exposure to its risk group totaled TL272 million, an amount corresponding to 2.5% of its own funds.

In addition, the Banking Law limits the total amount of loans to be made available by banks to their shareholders, irrespective of whether they are dominant partners or own qualified shares (excluding those that have less than a 1% share in the capital of a bank), and to persons who have indirect loan relations with such shareholders that amount to 50% or more of their own funds. With a negligible amount of exposure to its shareholders and their risk group as of December 31, 2014, Applicant is well within the limits set by the BRSA.

III.	OPERATIONS OF APPLICANT

The Applicant’s mandate as a “Development and Investment Bank” is to extend medium- to long-term financing to business enterprises, to assist domestic and foreign capital owners to finance the development of new businesses in Turkey, and to contribute to improvements in Turkish capital markets. All of the Group’s operations and essentially all of its assets are located in Turkey, where the Group maintains an İstanbul main office as well as branches in Ankara and İzmir. As set forth in detail below, the Group’s asset mix is consistent with those of previous applicants in receipt of a Section 6(c) exemption from the Commission.

A.	Comparison with Turkish Commercial Banks

        The Group provides a wide range of banking and advisory services, exclusively in Turkey, including corporate banking, investment banking, and advisory services. The Group operates in a highly competitive banking market in Turkey. As of December 31, 2014, 51 banks (including domestic and foreign banks as well as participation banks, but excluding the Central Bank) were operating in Turkey, 34 of which were deposit-taking banks, 13 of which (including Applicant) were development and investment banks, and four of which were participation banks, which conduct their business under different legislation in accordance with Islamic banking principles. Of the deposit-taking banks, 19 were private foreign banks, 11 were private domestic banks, three were government-controlled banks, and one was under the administration of the Turkish Savings Deposit Insurance Fund. Applicant maintains two branches, one in Ankara and the other in İzmir, as well as its principal İstanbul office.

While Applicant performs many of the same functions as Turkish commercial banks and is subject to extensive supervision and regulation by the Turkish government, Applicant is prohibited from accepting deposits from the public. Generally speaking, the scope of Applicant’s operations is more limited than that of Turkish commercial banks owing to its specific objectives as a development and investment bank. The primary differences between the operations of Turkish commercial banks and Applicant are set forth in the below table:

	Turkish Commercial Banks	Applicant
Lending Sectors	Retail, SME, commercial, corporate	SME, corporate, project finance
Types of Financing	Credit cards, consumer loans, automotive loans, retail mortgages, cash & non-cash loans, foreign trade finance (SME, commercial, corporate)	Cash & non-cash loans, foreign trade finance (SME, corporate, project finance)
Funding Sources	Deposits, certificates of deposit, debt capital markets, international loans, DFI loans (public banks with Turkish Treasury guarantee only), treasury products, structured loans	Debt capital markets, international loans, DFI loans, treasury products, structured loans
Regulators	BRSA, Central Bank, TBA, CMB, FCIB	BRSA, Central Bank, TBA, CMB, FCIB

B.	Balance Sheet Data

The following balance sheet data have been derived from Applicant’s financial statements as of December 31, 2014:

As of 31 December
2014
(TL thousands)
Balance Sheet Data:
Cash and balances with the Central Bank	507,794
Financial assets at fair value through profit or loss (net)	95,417
Banks	503,981
Money Market Placements	105,206
Financial Assets Available For Sale (Net)	3,517,617
Loans	10,866,989
Factoring Receivables	—
Held To Maturity Investments (Net)	—
Investments In Associates (Net)	263,300
Investments In Subsidiaries (Net)	609
Entities Under Common Control (Joint Venture)(Net)	10
Lease Receivables (Net)	—
Tangible Assets (Net)	26,454
Intangible Assets (Net)	2,173
Investment Property (Net)	224,090
Tax Assets	21,253
Assets Held-For-Sale And Discontinued Operations (Net)	—
Other assets	90,808

Total Assets	16,225,701

Derivative Financial Liabilities Held-for-Trading	63,576
Funds Borrowed	10,151,582
Money Market Balances	2,272,713
Debt Securities Issued (Net)	813,824
Funds	39,081
Miscellaneous Payables	96,591
Provisions	210,296
Tax liabilities	37,722
Subordinated Loans	116,065

Total Liabilities	13,801,450

Paid-in Capital	1,500,000
Capital Reserves	124,100
Share Premium	413
Marketable Securities Value Increase Fund	113,993
Tangible Assets Revaluation Differences	9,320
Other Capital Reserves	374
Profit Reserves	315,408
Profit or Loss	417,290
Non-Controlling Interests	67,453

Total Equity	2,424,251

Total Liabilities and Equity	16,225,701

C.	Loan Portfolio

Loans and advances to customers represent the largest component of the Group’s assets. As of December 31, 2014, the Group had loans and leasing receivables net of allowance for possible losses of TL 10.9 billion (67% of total assets). By comparison, 76% of Industrial Development Bank of India’s total assets at the time of its application were borrower obligations to repay loans,11 and 63% of Industrial Credit and Investment Corporation of India’s total assets consisted of obligations of industrial concerns pursuant to loans.12 As of December 31, 2014, foreign currency risk-bearing loans comprised 90% of the Group’s loan portfolio (of which U.S. dollar- and euro-denominated obligations were the most significant).

[11]	See In the Matter of Industrial Development Bank of India, Release Nos. IC-23331, 67 SEC Docket 1534 (Jul. 24, 1998) and IC-23395, 67 SEC Docket 1798 (Aug. 19, 1998).
[12]	See In the Matter of The Industrial Credit and Investment Corporation of India Limited, Release Nos. IC-22406, 63 SEC Docket 1109 (Dec. 18, 1996) and IC-22469, 63 SEC Docket 1649 (Jan. 14, 1997).

The Group has a large portfolio of loans to resource efficiency, renewable energy, and sustainable tourism projects and intends further to diversify its portfolio. The following table sets forth the distribution of the Group’s loan portfolio by sector as of December 31, 2014:

	As of 31 December
	2014
	Amount	%
	(TL thousands, except percentages)
Agriculture	2,636	0.02
Industry	6,622,703	60.94
Mining and Quarrying	93,640	0.86
Manufacturing	1,926,128	17.72
Electricity, Gas, Water	4,602,935	42.36
Construction	144,499	1.33
Services	3,939,270	36.25
Wholesale and Retail Trade	125,535	1.16
Hotel and Restaurant Services	542,574	4.99
Transportation and Communication	720,666	6.63
Financial Institutions	1,577,258	14.51
Real Estate and Rental Services	841,041	7.74
Self-Employed Services	22,683	0.21
Educational Services	48,762	0.45
Health and Social Services	60,751	0.56
Other	157,881	1.45

Performing Loans	10,866,989	100.00
Leasing Receivables	0	—
Non-performing Loans	18,438	—

Total Loans and Advances to Customers	10,885,427	—
Allowances for Loan Losses	18,438	—

Net Loans and Advances to Customer	10,866,989	—

See Section II.E (“Policies and Procedures of Applicant—Concentration Limits”) for information on sector-, entity-, and risk group—specific limits on loan concentration.

D.	Securities Portfolio

The Group maintains a securities portfolio that primarily includes Turkish government debt securities denominated in Turkish lira, U.S. dollars, and euros (87% of total securities portfolio as of December 31, 2014). The Group’s securities portfolio constituted 21.6% of the Group’s total assets, as of December 31, 2014. As of the same date, 84% of fixed income securities in the Group’s securities portfolio were denominated in Turkish lira, with the remaining 16% denominated in foreign currencies. Corporate debt securities accounted for 14.3% of the Group’s total securities portfolio as of December 31, 2014, of which 95% was denominated in Turkish lira.

Activity in secondary market for Turkish government securities has been gradually decreasing in recent years in line with changing market circumstances and investor behavior. Similarly, secondary trading of the corporate debt securities in the Group’s securities portfolio is limited. The Group’s participation in secondary trading is negligible.

The following tables set forth detailed breakdowns of the Group’s securities portfolio as of December 31, 2014:

As of 31 December
2014
(TL thousands)
Held-to-maturity portfolio	—
Available-for-sale portfolio	3,517,617
Trading portfolio	20,543

Total securities	3,538,160

As of 31 December
2014
(TL thousands)
Turkish Lira-denominated securities	2,979,172
Foreign currency-denominated and indexed securities	558,988

Total securities	3,538,160

As of 31 December
2014
(TL thousands)
Turkish government debt securities(1)	3,028,950
Other marketable debt securities	471,054
Equity shares	38,156

Total securities	3,538,160

Note:

(1)	Government debt securities include government bonds, treasury bills, and eurobonds.

By comparison, according to BRSA data as of December 31, 2014, the size of the aggregate securities portfolio of the Turkish banking sector was TL302 billion. Of the total, private deposit banks and state deposit banks accounted for 51% and 36%, respectively, as of the same date. The total securities portfolio of the Turkish banking sector represented 15.2% of the sector’s aggregate assets as of the same date. For deposit banks (including both state and private banks), the combined ratio is 16.1%, or 16.3% and 19.1%, respectively, for private deposit banks and state deposit banks viewed separately. Foreign currency-denominated securities accounted for 23% of the banking sector’s total securities investments. The size of the Group’s securities portfolio as compared to the Group’s total assets is thus roughly consistent with other Turkish banking groups.

The securities portfolio of the Turkish banking sector, viewed in the aggregate, is booked in three different accounts, with 72.4% booked as “available-for-sale securities” and 26.7% of the as “held-to-maturity securities.” Only 0.8% of the portfolio is accounted as “financial assets at fair value through profit or loss,” which is also known as the trading portfolio (see below). The sector’s investment is mostly in Turkish government debt securities, with 94% of the portfolio allocated to debt securities issued by Turkish Treasury both in local markets and abroad, including sukuk securities. The remainder of the aggregate sector portfolio includes debt securities issued by local banks and companies (2.6%) and debt securities issued by foreign banks, companies, and foreign governments (1.8%).

Like other Turkish banks, the Group divides its securities portfolio into to two sub-categories, the “investment portfolio” (containing both held-to-maturity and available-for-sale securities) and the “trading portfolio” (securities principally held for the purpose of short-term profit taking). As further detailed below, the overwhelming majority of the Group’s securities portfolio is held in its investment portfolio on an “available-for-sale” basis:

•	Investment Portfolio. The Group’s securities portfolio includes investment securities (i.e., held-to-maturity securities and available-for-sale securities, although the Group’s portfolio of held-to-maturity securities has been TL0.0 since 2012). As of December 31, 2014, the size of the Group’s investment portfolio was TL3.5 billion. The size of the portfolio has increased in recent periods as part of the Group’s strategy to maintain between 20-25% of its assets in its securities portfolio in order to adhere to its developmental banking mission while maintaining an appropriate asset and liquidity balance. Applicant notes that it is common for Turkish commercial banks to hold relatively large securities portfolios for purposes of compliance with applicable BRSA liquidity requirements. For example, as of December 31, 2014, the securities portfolios of Turkish commercial deposit-taking banks represented 16.1% of total assets of such institutions. The investment portfolio of the Turkish banking sector, viewed in the aggregate, including both securities booked as available-for-sale and held-to-maturity, accounted for 99.2% of the total sector portfolio and 15% of aggregate sector assets, as of December 31, 2014.

•	Trading Portfolio. The Group’s securities portfolio also includes trading securities (i.e., debt and equity securities that the Group principally holds for the purpose of short-term profit taking, which are reflected on the Group’s balance sheet as “financial assets at fair value through profit or loss”). As of December 31, 2014, the size of the Group’s trading securities portfolio was TL18,155 thousand, or 0.1% of total assets. The trading portfolio of the Turkish banking sector, viewed in the aggregate, consisting of securities booked as financial assets at fair value through profit or loss, accounted for only 0.8% of the total securities portfolio of sector and 0.1% of total assets, as of December 31, 2014. The size of the Group’s trading portfolio as compared to the Group’s total assets is thus roughly consistent with the Turkish banking sector viewed in the aggregate.

IV.	DESCRIPTION OF PROPOSED ISSUANCE OF DEBT SECURITIES

        Applicant proposes to issue and sell its debt securities in the United States from time to time, including under its Global Medium Term Note Program. Applicant intends to use the proceeds of any such sale of securities as an additional source of funding for its general corporate purposes and in connection with its development and investment banking mandate. As noted above, DFIs are Applicant’s primary source of funding (see Section II.C (“Relationship with DFIs”)); however, as DFI funding is typically received in the form of tied loans limited to a specific purpose or sector within Turkey, Applicant plans to offer and sell any such debt securities to supplement its funding base. Specifically, Applicant intends to use any such debt security funding to extend loans to public-private partnerships and other socially responsible investment projects, including health, education, and renewable energy projects, that are ineligible for DFI tied loan funding. No such securities shall be offered or sold unless (i) they are registered under the Securities Act, (ii) they are subject to an available exemption from registration under the Securities Act, or (iii) the staff of the Commission states that they would not recommend that the Commission take any action under the Securities Act if such securities are not registered.

At present, Applicant does not intend to offer or sell its debt or equity securities in registered offerings under the Securities Act and expects that any such offers and sales in the United States or to U.S. persons would be made in transactions exempt from the registration requirements of the Securities Act, including private placements to institutional accredited investors and transactions in which the securities may be resold to “qualified institutional buyers” as contemplated by Rule 144A under the Securities Act. In connection with any such offering, Applicant expects to make all such disclosures as are customary market practice for foreign private issuers offering securities pursuant to an applicable exemption from the registration requirements of the Securities Act.

V.	CONDITIONS

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1. In connection with any offering by Applicant of its debt securities in the United States, Applicant will appoint an agent in the United States to accept service of process in any suit, action, or proceeding brought with respect to such debt securities instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York. Applicant will expressly submit to the jurisdiction of New York State and U.S. federal courts sitting in the Borough of Manhattan, The City of New York, New York, with respect to any such suit, action, or proceeding. Applicant also will waive the defense of forum non conveniens to the maintenance of any such action or proceeding. Such appointment of an agent to accept service of process and such consent to jurisdiction shall be irrevocable until all amounts due and to become due in respect thereof have been paid. No such submission to jurisdiction or appointment of agent for service of process shall affect the right of a holder of any such security to bring suit in any court which shall have jurisdiction over Applicant by virtue of the offer and sale of such securities or otherwise.

2. Applicant undertakes to provide to any person to which it offers its debt securities in the United States disclosure documents that are at least so comprehensive in their description of Applicant and its business as those which may be used by comparable U.S. issuers in similar U.S. offerings of such securities and that contain the latest available audited annual financial statements (and, if available, reviewed interim financial statements) of the Group. Applicant further undertakes to ensure that any underwriter or dealer through whom it makes such offers will provide such disclosure documents to each person to whom such offers are made prior to any sale of securities to such offeree. Such documents will be updated promptly to reflect any material change in the Group’s financial status and shall be at least as comprehensive as offering memoranda customarily used in similar offerings in the United States. Any offering of Applicant’s securities in the United States shall comply with applicable U.S. securities and anti-fraud laws and regulations.

3. Applicant shall rely upon the order so long as (i) its activities conform in all material respects to the activities described in this Application and (ii) Applicant continues to be regulated by the BRSA, the Central Bank, or other applicable Turkish regulatory authorities as a development and investment bank as described in this Application.

Applicant consents to the conditioning of any Commission order on Applicant’s compliance with the undertakings contained in the preceding paragraphs.

VI.	APPLICABLE LAW & LEGAL ANALYSIS

A.	Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”13

[13]	15 U.S.C. § 80a-3(a)(1)(C).

Section 3(a)(2) of the 1940 Act provides that “investment securities” include all securities except “(A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of [subsection (C)].” 14

As of December 31, 2014, the Group had total assets of TL16.2 billion, of which loans and leasing receivables net of allowance for possible losses accounted for 67.0% and the Group’s securities portfolio for 21.6% (of which 86.5% constituted Turkish government securities). Such loans and securities could colorably be construed as “investment securities” within the meaning of Section 3(a)(1)(C) of the 1940 Act, thus potentially rendering Applicant a prima facie “investment company.”

Applicant in no respect manages a portfolio of investment securities as a collective investment vehicle for retail investors. Applicant has submitted this Application in order to dispel any ambiguity as to its status under the 1940 Act. Congress and the Commission have long recognized that certain types of institutions fall outside the scope of the 1940 Act. Thus, for example, exemptions are available for (i) institutions primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities under Section 3(b)(1);15 (ii) commercial finance and mortgage institutions under Section 3(c)(5);16 (iii) banks, insurance companies, and savings and loan associations under Section 3(c)(3),17 (iv) foreign banks and insurance companies under Rule 3a-6 promulgated pursuant to the 1940 Act:18 and (v) U.S. government agencies and corporations wholly owned by the U.S. government under Section 2(b).19 For the reasons set forth below, the provisions of the 1940 Act were likewise not designed to apply to institutions such as Applicant.

B.	Rule 3a-6 Exemption

Rule 3a-6 under the 1940 Act excludes foreign banks and insurance companies from the scope of the 1940 Act. “Foreign bank” is defined as “a banking institution incorporated and organized under the laws of a country other than the United States,” which, inter alia, must be “engaged substantially in commercial banking activity.”20 The term “engaged substantially in commercial banking activity” means “engaged regularly in, and deriving a substantial portion of its business from, extending commercial and other types of credit and accepting demand and other types of deposits that are customary for commercial banks in the country in which the head office of the banking institution is located.”21

Applicant is the functional equivalent of a “foreign bank” as defined under Rule 3a-6, insofar as it (i) offers financial services and issues financial products similar to those offered and issued by other Turkish commercial banks and (ii) is subject to extensive oversight, supervision, and regulation as a bank by the Turkish government. However, by Turkish law, Applicant is prohibited from accepting deposits, and thus there is uncertainty as to whether the Rule 3a-6 exemption would be deemed to apply. Nevertheless, aside from

[14]	15 U.S.C. § 80a-3(a)(2).
[15]	15 U.S.C. § 80a-3(b)(1).
[16]	15 U.S.C. § 80a-3(c)(5).
[17]	15 U.S.C. § 80a-3(c)(3).
[18]	17 C.F.R. § 270.3a-6.
[19]	15 U.S.C. § 80a-2(b).
[20]	17 C.F.R. § 270.3a-6(b)(1)(i).
[21]	17 C.F.R. § 270.3a-6(b)(2).

deposit-taking, a substantial portion of the Group’s activities are consistent with those of commercial banks generally in Turkey, and the Group is subject to stringent oversight, supervision, and regulation as a bank by Turkish regulatory authorities, as set forth above in Section II.D. Applicant is therefore the functional equivalent of a Turkish commercial bank by the spirit, if not the strict letter, of Rule 3a-6.

In addition, Applicant regards the Commission’s adoption of Rule 3a-6 as a further acknowledgment of the general propriety of the Commission’s exercise of its Section 6(c) exemptive authority to provide substantial parity to the foreign counterparts of the domestic financial institutions covered by Section 3(c)(3), where there is an appropriate local regulatory scheme applicable to such institution. In the Commission release adopting Rule 3a-6, the Commission specifically stated that “[w]hile the Commission is not adopting a general provision for foreign entities similar to Canadian loan companies and U.K. building societies which would exempt them from the definition of the term ‘investment company,’ such entities organized in other jurisdictions may file an application for individual exemptive relief under Section 6(c) of the [1940] Act.”22

The rationale of Congress and the Commission in promulgating rules under the 1940 Act exempting foreign financial institutions such as banks and insurance companies applies equally to Applicant. When the Commission proposed amendments to Rule 6c-9, which was followed by the adoption of Rule 3a-6, the Commission stated:

Generally, the proposed rule amendments would expand the current rule to exempt from registration those entities that the Commission believes (1) do not, in effect, function as investment companies, and (2) are generally subject to supervision by an appropriate regulatory authority, and further, are entities that generally the Commission is familiar with through the exemptive process.23

Applicant is within the category of institution for which the Commission sought to provide exemptive relief. The Commission also stated that it recognized that “every foreign country will have a different scheme for regulating the various types of financial institutions and a different definition of their range of permitted activities.”24

As described above, Applicant is subject to extensive oversight, supervision, and regulation by the Turkish government to an equivalent extent as applies to Turkish commercial banks. Moreover, Applicant is subject to a more direct form of government oversight and supervision than commercial banks in Turkey owing to representation of the Turkish Treasury on the Applicant’s Board of Directors and the Turkish government’s guarantee of certain of the Group’s liabilities.

The legislative history of the 1940 Act confirms that the 1940 Act was not intended to apply to institutions similar to Applicant. The 1940 Act was designed to curb abuses arising from the liquid nature of investment company assets, which could be easily mismanaged or misappropriated. The Report of the Senate Committee on Banking and Currency on the 1940 Act, referring to the problems associated with the operation of investment companies that should be regulated by legislation, stated that “[b]asically the problems flow from the very nature of the assets of investment companies [which] invariably consist of cash and securities, assets which are completely liquid, mobile and readily negotiable.”25 Since the loans made or to be made in future by Applicant, as well as a majority of the securities owned or to be owned by Applicant, are not “completely liquid, mobile, and readily negotiable,”26 and

[22]	Exception From the Definition of an Investment Company for Foreign Banks and Foreign Insurance companies, 56 Fed. Reg. 56294, at 56296 (Nov. 4, 1991).
[23]	Exemption from the Investment Company Act of 1940 for the offer and sale of securities by foreign banks and foreign insurance companies and related entities, Investment Company Act Release No. IC-17682, 46 SEC Docket 1483 (Aug. 17, 1990).
[24]	Id.
[25]	S. REP. NO. 1775, 76th Cong., 3d Sess. 6 (1940).
[26]	See In the Matter of Stadshypotek AB, Release No. IC-20689, 57 SEC Docket 2712 (Nov. 8, 1994).

because Applicant is not in the business of investing, reinvesting, owning, holding, or trading securities, Applicant does not consider itself to be an investment company.

In addition, the report prepared by the Commission that served as the basis for the 1940 Act states that “[a]lthough banks . . . own securities of other corporations, they were not included in the study [of investment trusts and investment companies] because their main and primary business is banking . . . and not ownership of securities”27 Although this statement does not specifically refer to the activities of foreign banks, it clearly emphasizes that the business of banking was considered to be separate and distinct from the business engaged in by investment companies. For the same reasons, the business of Applicant should be considered separate and distinct from the business engaged in by investment companies.

C.	Section 6(c) Standards

Section 6(c) of the 1940 Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.28 The Commission has regularly granted Section 6(c) exemptions to similarly situated foreign banks, where granting such exemption is deemed (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.29

Applicant’s principal activity is promotion of the development of the Turkish economy through providing long-term funding for the domestic and international investments of Turkish companies, primarily through loans denominated in foreign currencies. Applicant primarily supports private sector, productive investments in the Turkish industrial and services sectors, assists with the financing and development of new businesses in Turkey, and contributes to the improvement of Turkish capital markets. As such, Applicant considers itself a financial institution mainly engaged in the banking business and has never held itself out as, or considered itself to be, an “investment company” either as that term is defined in the 1940 Act or in the context of the spirit or purposes of the 1940 Act, and this Application should not be understood to be suggesting that it is an investment company. Rather, Applicant is making this Application because of the uncertainty of the application to it of Rule 3a-6 under the 1940 Act to exempt Applicant from the application of the 1940 Act.

In order to ensure that Applicant will be entitled, without registration under the 1940 Act, to issue and sell its debt securities in the United States in the manner contemplated, Applicant is seeking an exemption pursuant to Section 6(c) thereof. Applicant believes that the issuance of a Commission order pursuant to Section 6(c) exempting it from all provisions of the 1940 Act with respect to the activities in the United States detailed in this Application is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[27]	Securities and Exchange Commission, Report on Investment Trusts and Investment Companies, Part I, the Nature, Classification, and Origins of Investment Trusts and Investment Companies, H.R. Doc. No. 707, 75th Cong., 3d Sess. 16 (1938) (emphasis added).
[28]	15 U.S.C. § 80a-6(c).
[29]	See In the matter of Korea Finance Corporation, Release Nos. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010); In the matter of Compagnie de Financement Foncier, Release Nos. IC-28835, 96 SEC Docket 1351 (Jul. 22, 2009) and IC-28848, 96 SEC Docket 1820 (Aug. 13, 2009); In the Matter of Industrial Development Bank of India, Release Nos. IC-23331, 67 SEC Docket 1534 (Jul. 24, 1998) and IC-23395, 67 SEC Docket 1798 (Aug. 19, 1998); In the Matter of the Industrial Finance Corporation of Thailand, Release Nos. IC-21172, 59 SEC Docket 1737 (Jun. 28, 1995) and IC-21251, 59 SEC Docket 2295 (Jul. 25, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636, 57 SEC Docket 2239 (Oct. 19, 1994) and IC-20689, 57 SEC Docket 2712 (Nov. 8, 1994); In the Matter of Ontario Financing Authority, Release Nos. IC-20433, 57 SEC Docket 678 (Jul. 28, 1994) and IC-20493, 57 SEC Docket 1217 (Aug. 23, 1994); In the Matter of Tasmanian Public Finance Corporation, Release Nos. IC-18765, 51 SEC Docket 1040 (Jun. 8, 1992) and IC-18829, 51 SEC Docket 1389 (Jul. 2, 1992); In the Matter of Crédit Local de France, Release Nos. IC-18249, 49 SEC Docket 678 (July 24, 1991) and IC-18286, 49 SEC Docket 972 (Aug. 22, 1991); and In the Matter of the Australian Industry Development Corporation, Release Nos. IC-11582, 21 SEC Docket 1491 (Jan. 23, 1981) and IC-11649, 22 SEC Docket 256 (Feb. 25, 1981).

Necessary or appropriate in the public interest

Approval of this Application is necessary and appropriate in the public interest. The Commission has regularly recognized the importance to the U.S. public interest of the free flow of capital among nations,30 the diversification of U.S. investor portfolios,31 and the relationship between (i) the availability of U.S. dollar funding to foreign corporations via foreign development banks and (ii) the promotion of U.S. manufactures and exports abroad on an exchange risk-free basis.32

First, approval of this Application will expand the United States market for Applicant’s debt securities and thus advance the policy of the United States to encourage the free flow of capital. If Applicant were denied the requested exemption, as a practical matter, Applicant would be precluded from offering its securities in the United States, hindering Applicant’s ability to raise funds in foreign markets in service of its Turkish economic development objectives.33 A large portion of the Group’s assets and liabilities is denominated in foreign currencies, particularly U.S. dollars and euros. For example, the Group had extended loans denominated in currencies other than Turkish lira totaling the equivalent of TL 9.8 billion as of December 31, 2014, representing 90.1% of the Group’s total loans at such date.

Second, an exemption is necessary and appropriate in the public interest in order to secure the benefits that will accrue to U.S. investors if Applicant’s securities are offered and sold in the United States. U.S. investors hold significant investments in foreign issuers’ securities, chiefly to achieve greater geographical diversification and a correspondingly lower level of risk than would be available in a portfolio consisting solely of U.S. securities. U.S. investors have shown strong interest in diversifying their portfolios with exposure to the Turkish financial sector.

Third, approval of this Application is necessary and appropriate in the public interest, because it would facilitate domestic investment by U.S. investors in a major foreign issuer, subject to the protections afforded by U.S. securities law and anti-fraud laws and regulations. In this regard, the Commission has recognized that “the lines of demarcation between domestic and international capital markets are becoming more difficult to ascertain. Traditional notions of a world made up of separate and distinct domestic capital markets are being replaced by a global market for corporate securities.”34

Consistent with the protection of investors

Approval of this Application is consistent with the protection of U.S. investors, because Applicant and the Group are subject to a comprehensive supervisory and regulatory regime established by the Turkish government. As set forth in Section II.D, the Group is subject to a regulatory regime equivalent to that of commercial banks in Turkey, including a full panoply of banking, competition, antitrust, anti-money laundering, sanctions, and other laws and regulations designed to maintain the safety and financial soundness of Turkish banks, ensure their compliance with economic and other obligations, and limit their exposure to risk.

Moreover, in addition to the extensive oversight, supervision, and regulation provided by the Turkish government, Applicant has provided an undertaking in this Application to abide by the standard conditions applicable to exempted parties under Section 6(c), including compliance with applicable U.S. securities and anti-fraud laws and regulations, as set forth in Section V. Purchasers of Applicant’s securities will have the full benefit of such laws and regulations. Applicant has also agreed that any order may be conditioned on its compliance with the conditions set forth above in Section V concerning the appointment of an agent in the United States to accept service of process and the submission to the jurisdiction of certain courts. As a result of Applicant’s compliance with

[30]	See, e.g., In the matter of Korea Finance Corporation, Amendment No. 2 to Application (May 11, 2010), at 28 (“It will expand the United States market for Applicant’s Debt Securities and thus further the policy of the United States to encourage the free flow of capital.”); In the matter of Compagnie de Financement Foncier, Amendment No. 1 to Application (Jun. 22, 2009), at 44-5 (“[A]pproval would open the U.S. market to covered bonds issued by one of the world’s largest issuer[s] of such obligations and thus permit highly sophisticated U.S. investors to purchase securities of a type that has already proven attractive to their counterparts in Europe and Asia, thus furthering the policy of the United States to encourage the free flow of capital among nations.”); In the matter of Industrial Development Bank of India, Amendment No. 1 to Application (Jul. 30, 1998), at 15 (“It would expand the United States market for IDBI’s securities and thus further the policy of the United States to encourage the free flow of capital among nations.”); In the matter of Industrial Credit and Investment Corporation of India, Amendment No. 3 to Application (Dec. 17, 1996), at 17 (“It would expand the United States market for Applicant’s securities and thus further the policy of the United States to encourage the free flow of capital among nations.”); In the matter of Stadshypotek AB, Amendment and Restatement of Application (Oct. 28, 1994), at 46 (“It will expand the United States market for the Applicant’s Shares [sic] and debt securities and thus further the policy of the United States to encourage the free flow of capital.”); In the matter of Crédit Local de France, Amendment No. 3 to Application (Jul. 18, 1991), at 78 (“Approval of the application will further the policy of opening the United States capital markets to foreign entities, thus encouraging the free flow of capital among nations.”).
[31]	See, e.g., In the matter of Korea Finance Corporation, Amendment No. 2 to Application (May 11, 2010), at 29 (“U.S. investors hold significant investments in foreign issuers’ securities, chiefly to achieve greater diversification and a correspondingly lower level of risk than would be available in a portfolio consisting solely of U.S. securities. In particular, U.S. investors have shown strong interest in previous debt offerings by sovereign issuers in the Republic of Korea, the only OECD member country in Asia other than Japan, among other reasons to diversify their geographic risk exposure. As Applicant is expected to be treated as a sovereign issuer, Applicant’s debt offerings in the United States would provide a good opportunity for U.S. investors who are interested in investing in Korean sovereign debt securities.”); In the matter of Compagnie de Financement Foncier, Amendment No. 1 to Application (Jun. 22, 2009), at 45 (“Approval of this Application would allow highly sophisticated U.S. investors to achieve a great level of diversification of their portfolio by investing in high-quality securities not currently available to them while benefiting from a privileged legal status as covered bond holders.”); In the matter of Stadshypotek AB, Amendment and Restatement of Application (Oct. 28, 1994), at 47 (“U.S. investors are continuing to increase their holdings of foreign issuers’ securities, chiefly to achieve greater diversification and a correspondingly lower level of risk than would be available in a portfolio consisting solely of U.S. securities.”).
[32]	See, e.g., In the matter of Industrial Development Bank of India, Amendment No. 1 to Application (Jul. 30, 1998), at 15 (“Other Indian companies require U.S. currency to purchase equipment manufactured in the United States. Accordingly, access to the United States securities markets will provide IDBI with an efficient and reliable source of U.S. dollars[,] which will enable IDBI to assist both Indian companies purchasing U.S. manufactured equipment and Indian export-related and other projects on an exchange risk free basis.”); In the matter of Industrial Credit and Investment Corporation of India, Amendment No. 3 to Application (Dec. 17, 1996), at 18 (“Other Indian companies require U.S. currency to purchase equipment manufactured in the United States. Accordingly access to the United States securities markets will provide the Applicant with an efficient and reliable source of U.S. dollars[,] which will enable the Applicant to assist both Indian companies purchasing U.S. manufactured equipment and Indian export-related and other projects on an exchange risk free basis.”).
[33]	Even if the theoretical option of registration pursuant to Section 7(d) of the 1940 Act were practically available to Applicant, it could not comply with the restrictions on borrowing and a number of other substantive provisions of the 1940 Act that fundamentally conflict with its operations, as, indeed, they would conflict with the operations of any lending institution.
[34]	Facilitation of Multinational Securities Offerings, Securities Act Release No. 6568, 32 SEC Docket 707 (Feb. 28, 1985).

the foregoing conditions, there will be no impediment to a holder of securities by virtue of Applicant’s foreign incorporation and domicile to enforcing the obligations represented by the securities.

Furthermore, the extensive, supervision and regulation of Applicant by the Turkish government obviate the need in this case for the “corporate democracy” provisions of the 1940 Act, including requirements as to affiliations of directors, in order to protect investors. The “corporate democracy” provisions of the 1940 Act derive principally from a recognition that the adviser to an investment company potentially has enormous power over the investment company’s affairs and, by reason of its position, faces conflicts of interest over such matters as the advisory fees to be charged and the other terms and conditions of its advisory contract with the investment company. To provide balance and a means of relieving the potential conflicts of interest, the “corporate democracy” provisions of the 1940 Act were adopted. The operation of a commercial bank or a “Development and Investment Bank” such as Applicant does not raise the kinds of problems the “corporate democracy” provisions were intended to address. In gaining access to U.S. capital markets, neither U.S. banks nor other types of businesses are required to have in place corporate democracy provisions equivalent to those contained in the 1940 Act. The same is true for non-bank foreign issuers engaged in commercial business.

Consistent with the purposes fairly intended by the policy and provisions of the 1940 Act

While the 1940 Act’s definition of “investment company” is broad, Congress anticipated that the Commission would exempt “persons not within the intent of the proposed legislation.” Even if its assets were deemed to be “securities” for purposes of the 1940 Act and Applicant were deemed to be engaged in the business of “investing, owning, or trading in securities,” the legislative history of the 1940 Act indicates that Congress did not intend that the definition of “investment company” would extend to applicants of Applicant’s type.

For example, according to Senate Report No. 1775 (June 6, 1940) at page 2: “Investment trusts and investment companies are essentially institutions which provide a medium for public investment in common stocks and other securities.” According to House of Representatives Report No. 2639 (June 13, 1940) at page 5: “Investment trusts and investment companies are in essence institutions for the investment of the savings of small investors in securities, particularly the common stocks of industrial and other companies.”

Applicant clearly is not such an institution. Applicant is a “Development and Investment Bank” whose primary mandate is fostering the development of the Turkish economy, with its primary funding deriving from DFIs with the support of Turkish government guarantees. Applicant’s operations do not lend themselves to the abuses against which the 1940 Act was directed, namely excessive management and brokerage fees, insider loans on highly favorable terms, investments in companies in which the managers of the investment company have a personal interest, pyramiding of control, issuance of new securities, reorganizations and excessive borrowings in derogation of the rights of holders of existing securities, and operation without adequate assets or reserves. Consequently, approval of this Application is consistent with the purposes of the 1940 Act.

This Application is not a matter of first impression for the Commission. Applicant’s position was most recently supported by the Commission’s determinations in In the Matter of Korea Finance Corporation35 and In the Matter of Industrial Bank of India,36 where the Commission granted exemptive relief pursuant to Section 6(c). Similarly, the Commission granted exemptive relief pursuant to Section 6(c) in In the matter of The Industrial Finance Corporation of Thailand,37 which institution was supervised by the Thai government, regulated primarily by the Thai Ministry of Finance, and could not accept deposits under Thai law. Applicant’s position also finds support from the Commission’s position in In the Matter of Stadshypotek AB,38 where the Commission granted exemptive relief pursuant to Section 6(c) in light of the fact that Stadshypotek AB was subject to a strict scheme of government regulation and did not accept demand and other types of deposit. Applicant’s position is further supported by the Commission’s determination in In the matter of Crédit Local de France,39 where the institution in question was subject to virtually all French banking regulations but was barred from accepting demand deposits or deposits of less than two years from the general public. A variety of other lending institutions owned or materially supported by foreign governments and established to perform economic development purposes have been also granted exemptive orders by the Commission.40

VII.	CONCLUSION

Applicant believes that granting the requested exemption is necessary and appropriate in the public interest and that its operations do not lend themselves to the abuses against which the 1940 Act is directed. Applicant further believes that the issuance of an order pursuant to Section 6(c) would be consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. On the basis of the foregoing, Applicant respectfully requests that the Commission enter an order pursuant to Section 6(c) of the 1940 Act exempting Applicant from all provisions of the 1940 Act with respect to the contemplated securities offerings in the United States.

VIII.	PROCEDURAL MATTERS

A.	Authorization Required by Rule 0-2 under the 1940 Act

Article 13, ¶ 1 of the Applicant’s Articles of Incorporation provides, in relevant part, that “the business and administration of the Bank [(i.e., the Applicant)] shall be conducted by a Board of Directors composed of at least five members . . .. elected by the General Assembly in accordance with the provisions of the Turkish Commercial Code and the Banking [Law].”

[35]	Release Nos. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010) (granting Section 6(c) order to Korean policy finance institution established to strengthen national competitiveness, promote job growth, and contribute to financial market growth that was the functional equivalent of a commercial bank with the exception of its inability to take deposits).
[36]	Release Nos. IC-23331, 67 SEC Docket 1534 (July 24, 1998) and IC-23395, 67 SEC Docket 1798 (August 19, 1998) (granting order to industrial development financial institution as the functional equivalent of a commercial bank in that it offered financial services and issued financial products similar to those issued by traditional banks and was subject to comprehensive oversight and regulation).
[37]	Release Nos. IC-21172, 59 SEC Docket 1737 (June 28, 1995) and IC-21251, 59 SEC Docket 2295 (July 25, 1995) (applicant was a development finance institution which lent funds to promote private industrial development in Thailand).
[38]	Release Nos. IC-20636, 57 SEC Docket 2239 (October 19, 1994) and IC-20689, 57 SEC Docket 2712 (November 8, 1994) (applicant was a credit corporation which extended mortgage loans for commercial and residential developments).V
[39]	Release Nos. IC-18249, 49 SEC Docket 678 (July 24, 1991) and IC-18286, 49 SEC Docket 972 (August 22, 1991) (applicant was a development institution which lent funds to public and private entities).
[40]	See In the Matter Ontario Financing Authority, Release Nos. IC-20433, 57 SEC Docket 678 (July 28, 1994) and IC-20493, 57 SEC Docket 1217 (August 23, 1994) (applicant was a statutory corporation which on-lent borrowed funds to public entities); In the Matter of Tasmanian Public Finance Corporation; Release Nos. IC-18765, 51 SEC Docket 1040 (June 8, 1992) and IC-18829, 51 SEC Docket 1389 (July 2, 1992) (applicant was a government-owned statutory corporation which on-lent borrowed funds to public entities); In the Matter of the Australian Industry Development Corporation, Release Nos. IC-11582, 21 SEC Docket 1491 (January 23, 1981) and IC-11649, 22 SEC Docket 256 (February 25, 1981) (applicant was a government-owned development corporation which lent funds for the development of Australia’s private sector).

Article 20, ¶ 2 of the Applicant’s Articles of Incorporation provides, in relevant part, that signature authority and the authority to represent and bind the Applicant with respect to contracts or other agreements issued on behalf of the Applicant shall be pursuant to a resolution of the Board of Directors. Pursuant to “Internal Directive on the Transfer of Türkiye Sınai Kalkınma Bankası A.Ş.’s Representative Authority,” Board of Directors Resolution No. 2215-11, dated February 26, 2015, certain specified categories of documents and transactions, including this Application, must be signed by two authorized signatories. Moreover, individuals with binding signature authority on behalf of the Applicant must be drawn from a list of “First Degree” executives. The Applicant’s Certificate of Authority (No. 330303), issued by the İstanbul Chamber of Commerce, dated April 9, 2015, provides in relevant part that Çiğdem İçel and Meral Özçiçek constitute authorized First Degree signatories on behalf of the Applicant.

Pursuant to the authority vested in them under the foregoing, Çiğdem İçel, Executive Vice President, and Meral Özçiçek, Department Head, Financial Institutions, are jointly authorized to sign and file this Application on behalf of Applicant.

The Applicant therefore respectfully submits this Application and, pursuant to Rule 0-2(c) of the General Rules and Regulations of the Commission under the 1940 Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken and that the persons signing and filing this Application are fully authorized to do so.

B.	Name and Address

Applicant requests that any questions regarding this Amended Application be directed to Marc Ponchione of Allen & Overy LLP, 11th Floor, 1101 New York Ave. NW, Washington, D.C. 20005 (Tel.: +1 202 683 3882; marc.ponchione@allenovery.com).

The following is the name and address of Applicant:

Türkiye Sınai Kalkınma Bankası A.Ş.

Meclis-i Mebusan Caddesi No. 81

34427 Fındıklı, Istanbul

November 25, 2015

TÜRKIYE SINAI KALKINMA BANKASI A.Ş.

By:	/s/ ÇIĞDEM İÇEL
Çiğdem İçel
Executive Vice President

/s/ MERAL ÖZÇIÇEK
Meral Özçiçek
Department Head, Financial Institutions

VERIFICATION

Each of the undersigned being duly sworn deposes and says that such individual has duly executed the attached Application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, dated November 25, 2015, for and on behalf of Türkiye Sınai Kalkınma Bankası A.Ş.; that such individual is the Executive Vice President or Department Head, Financial Institutions, respectively, of Türkiye Sınai Kalkınma Bankası A.Ş.; and that all actions by any stockholders, directors, or other bodies necessary to authorize deponent to execute and file such instrument have been taken. Each of the undersigned further states that such individual is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of such individual’s knowledge, information, and belief.

By:	/s/ ÇIĞDEM İÇEL
Çiğdem İçel
Executive Vice President

/s/ MERAL ÖZÇIÇEK
Meral Özçiçek
Department Head, Financial Institutions